Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: January 4, 2022

Sonder Holdings Inc. expands Canadian operations with new properties in Montreal and Toronto

Tech-enabled hospitality provider grows to almost 1,000 live and contracted units across three cities

Sonder’s The Liberty building in Toronto is located conveniently in the Entertainment District, making it easy to relax or play.

Sonder’s brand new Maisonneuve building boasts a seasonal pool, fitness center and sauna, located in Downtown Montreal.

Sonder’s Revival building in Vancouver offers more than 60 comfortable spaces in the lively West End.

SAN FRANCISCO and MONTREAL (January 4, 2022) - Sonder Holdings Inc. (“Sonder”), a leading next-generation hospitality company that is redefining the guest experience through technology and design, increased its footprint in Canada in 2021, by opening new properties and contracting hundreds of additional units across Montreal and Toronto.

In Montreal, Sonder recently opened the Sonder Saint Paul, a 20-unit hotel in a heritage building in Old Montreal as well as the Sonder Maisonneuve, a 157-unit new-build property, located in the heart of downtown Montreal. Sonder Maisonneuve hosts fully-equipped studio, 1-bedroom, 2-bedroom and 3-bedroom suites, all with balconies, in-suite laundry and kitchens. Guests also have access to amenities including a rooftop pool, sauna, and gym.

Sonder currently operates over 385 units across the city in neighborhoods such as Griffintown and the Plateau and has over 270 additional contracted units across two other properties, including the old Board of Trade building on Saint-Sacrement.

The company, originally founded in Montreal, has also established an additional decision-making centre for its global operations in the city and plans to add hundreds of positions into its corporate office on Viger Street.

“We’re thrilled to be working with a well-capitalized and reliable partner such as Sonder. Their proven, innovative hospitality model is driving a global guest experience that we feel is the future of hospitality and that was started and built right here in Montreal,” said Richard Rumpf, Vice President of Prime Properties, premier provider of design driven spaces for contemporary needs and the owner of multiple Sonder-operated properties in Montreal.

Sonder also continues to expand in Toronto, the largest city in Canada, and recently contracted over 110 units in four additional locations, spread across desired neighborhoods such as the St. Lawrence Market and the Entertainment District. These units are in addition to the over 120 live units across five existing Sonder locations in Toronto.

“Canadian cities are international destinations that provide a great mix of contemporary apartment-style and hotel properties that work well in our portfolio,” said Martin Picard, Co-Founder and Global Head of Real Estate at Sonder. “Our offering is oriented towards the modern traveler and emerging traveler subsets such as digital nomads. We look for properties located close to cultural or travel destinations and that are well-suited to design-forward, tech-enabled experiences. While Sonder is a global company now, our roots are in Canada and we plan to continue to grow our presence across the country.”

The company also operates a 66-unit property in the West End of Vancouver and is exploring expansion opportunities in Ottawa, Quebec City, Calgary, Banff and Victoria.

Headquartered in San Francisco, Sonder operates in 35+ cities across ten countries, and has over 16,000 live and contracted units worldwide. The company partners with real estate owners and landlords to manage and operate hotels and multifamily buildings. Sonder distinguishes itself in the hospitality industry through applying forward thinking design and infusing technology into its properties and guest experience. This tech-enabled experience puts guests in full control of their stay. They can access everything they need – from booking, to interacting with guest services, to check-out – via their own mobile device from anywhere and at any time, using the Sonder app.

Business Combination with Gores Metropoulos II

Sonder recently announced that the Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2021, as amended by Amendment No. 7 filed on December 20, 2021, was declared effective on December 22, 2021. The Registration Statement was filed in connection with the proposed business combination of Sonder and Gores Metropoulos II, Inc. (Nasdaq: GMII, GMIIW, and GMIIU). A special meeting of Gores Metropoulos II stockholders to approve the business combination will be held on January 14, 2022, at 9:00 a.m. Eastern Time.

Sonder’s common stock and public warrants are expected to be listed on Nasdaq under the ticker symbols “SOND” and “SONDW,” respectively, following the closing of the business combination. Upon completion of the business combination, subject to any redemptions by the public stockholders of Gores Metropoulos II and the payment of transaction expenses at the closing, Sonder expects to have approximately $310 million in PIPE proceeds, up to $450 million in cash in Gores Metropoulos II’s trust account and $165 million of Delayed Draw Notes to fund operations and support new and existing growth initiatives.

About Sonder

Sonder is revolutionizing hospitality through innovative, tech-enabled service and inspiring, thoughtfully designed accommodations combined into one seamless experience. Launched in 2014 and headquartered in San Francisco, Sonder provides a variety of accommodation options — from spacious rooms to fully-equipped suites and apartments — found in over 35 markets spanning ten countries and three continents. The Sonder app gives guests full control over their stay. Complete with self-service features, simple check-in and 24/7 on-the-ground support, amenities and services at Sonder are just a tap away, making a world of better stays open to all.

To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram. Download the Sonder app on Apple or Google Play.

About Gores Metropoulos II, Inc.

Gores Metropoulos II, Inc. (Nasdaq: GMII, GMIIW, and GMIIU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987 by Alec Gores, and by an affiliate of Metropoulos & Co. whose Principals are Dean, Evan and Daren Metropoulos. Gores Metropoulos II was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Messrs. Gores and Metropoulos together have over 100 years of combined experience as entrepreneurs, operators and investors across diverse sectors including industrials, technology, media and entertainment, business services, healthcare and consumer products and services. Over the course of their careers, Messrs. Gores and Metropoulos and their respective teams have invested in more than 180 portfolio companies through varying macroeconomic environments with a consistent, operationally-oriented investment strategy. For more information, please visit www.gores.com.

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Contact:

press@sonder.com

Additional Information and Where to Find It

In connection with the proposed business combination, Gores Metropoulos II, Inc. has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to Gores Metropoulos II’s securities to be issued in connection with the proposed business combination. The Form S-4 was declared effective by the SEC on December 22, 2021. The definitive proxy statement/prospectus/consent solicitation statement will be sent to all Gores Metropoulos II stockholders as of November 30, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Metropoulos II’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Metropoulos II may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus/consent solicitation statement contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, Gores Metropoulos II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Metropoulos II, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Gores Metropoulos II stockholders in connection with the proposed business combination. Gores Metropoulos II stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading Gores Metropoulos II’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth and cash flow (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s forecasted growth in units (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning Gores Metropoulos II’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-looking statements are based on Gores Metropoulos II‘s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Gores Metropoulos II’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated October 27, 2021 (“Amendment No. 1”)) and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Gores Metropoulos II or other conditions to closing in the Merger Agreement (as amended by Amendment No. 1); (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement transactions in connection with the business combination as described in the Registration Statement; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Omicron and other variants and potential governmental and other restrictions (including travel restrictions) resulting therefrom; and (k) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by Gores Metropoulos II from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Gores Metropoulos II nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report. Additional risks and uncertainties are identified and discussed in Gores Metropoulos II’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This communication relates to a proposed business combination between Gores Metropoulos II and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.